                        Exhibit 99.1

Gogoro Releases First Quarter Financial Results,
Operational Discipline and Product Momentum Position Gogoro for Sustained Growth in 2026

TAIPEI, TAIWAN, May 21, 2026 – Gogoro Inc. (“Gogoro,” “the Company” or “we”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its first quarter ended March 31, 2026.

▪Operating cash flow for the first quarter of 2026 increased by $12.0 million to $3.1 million, up from $(8.9) million in the same period last year, reflecting improved working capital management and ongoing cost discipline.

▪Continued focus on manufacturing cost discipline and operational efficiency resulted in IFRS gross margin of 20.4% (up 15.5 percentage points year-over-year) and non-IFRS gross margin of 20.5% (up 2.3 percentage points year-over-year), respectively. Notably, our IFRS gross margin has now converged with non-IFRS levels, slightly surpassing last year’s non-IFRS benchmark.

▪Net loss decreased by $10.7 million to $(7.9) million, which is a significant decrease from $(18.6) million in the same period last year.

First Quarter 2026 Business Update and Outlook
▪Energy Business Progressing Toward Profitability – We are excited that the energy business is on a clear path to profitability in 2026, consistent with our plan communicated over the past year. During the period, we began enhancing platform efficiency through the retirement and recycling of legacy first generation batteries, improving system utilization and customer experience. At the same time, we are preparing for the deployment of next-generation batteries with improved cost efficiency and higher performance, further strengthening the long-term economics of the energy platform. Planned capital expenditures for the energy business are expected to be approximately $30 million in 2026, supporting ongoing network optimization and technology upgrades.
▪Product Portfolio Execution and Early Growth Signals – The first quarter marked the successful launch of the EZZY 500 Disney co-branded model, generating strong initial demand. Revenue contribution and broader vehicle deliveries for this model are expected to materialize in the second quarter. As a targeted entry-level model, it resulted in a modest dilution to the average selling price, as expected, while overall performance aligned with our expectations. Even so, we're encouraged to see our recurring revenue engine fueled by year-over-year 32.8% vehicle registered volume increase. Building on this initial success, we are advancing a more diversified product strategy in 2026 to strengthen our coverage across core customer cohorts and support sustainable growth.

▪B2G & Commercial Mobility Expansion – Government-related deployments continued to advance in Q1 2026, with phased deliveries to law enforcement fleets and other public sector applications, reflecting the steady adoption of Gogoro’s battery-swapping platform within Taiwan’s electrified transportation initiatives. These deployments highlight the suitability of Gogoro’s solution for high-utilization urban fleet operations that require continuous availability. In parallel, we are progressing discussions with leading shared mobility operators regarding broader deployment opportunities for their platforms and supporting future growth in commercial fleet applications. Together, these developments underscore the expected continued expansion and increasing coverage of the Gogoro Network ecosystem across public and commercial mobility segments.

First Quarter 2026 Financial Summary

▪First quarter revenue of $62.9 million, down 1.1% year-over-year and down 4.9% on a constant currency basis1.
▪First quarter battery swapping service revenue of $36.6 million, up 6.2% year-over-year and up 2.1% on a constant currency basis.
▪First quarter revenue from sales of hardware and others of $26.3 million, down 9.8% year-over-year and down 13.2% on a constant currency basis.
▪First quarter gross margin of 20.4%, up from 4.9% in the same period last year. First quarter non-IFRS gross margin of 20.5%, up 2.3 percentage points year-over-year.
▪First quarter net loss of $7.9 million, improved from $18.6 million in the same period last year.
▪First quarter adjusted EBITDA of $16.3 million, up from $14.3 million in the same period last year.
“We delivered a strong start to 2026, and this is only the beginning of our next product and growth cycle. In the first quarter, we saw encouraging recovery in sales volume driven by the launch of our new vehicle models, helping us regain market momentum and reinforcing confidence in our product roadmap. While we are still in the early stages of expanding our product offerings, the progress we are seeing across our product portfolio and ecosystem development positions us well for stronger execution in the quarters ahead,” said Henry Chiang, CEO of Gogoro. “At the same time, our recurring revenue business continues to demonstrate the resilience and stickiness of the Gogoro Network. We remain focused on improving network profitability while continuing strategic investments in R&D and next-generation platforms to be able to expand our addressable market and strengthen the long-term foundation of our business.”

“In the first quarter, we continued to demonstrate disciplined financial execution, with meaningful improvement in operating cash flow and stable gross margin. While top-line performance reflects ongoing product and market transitions, our focus on cost control, working capital management, and operational efficiency enabled us to deliver improved profitability metrics and stronger operating cash generation compared to the prior year,” said Bruce Aitken, CFO of Gogoro. “During the quarter, we also strengthened our capital position through the

                        Exhibit 99.1
successful closing of a new equity financing, providing additional financial flexibility to support our strategic priorities. Looking ahead, we remain focused on maintaining a disciplined cost structure while selectively investing in product development and platform capabilities. We expect continued improvements in Gogoro Network profitability and unit economics, positioning the Company for stronger financial performance as new product cycles and ecosystem momentum build throughout the remainder of 2026.”

First Quarter 2026 Financial Overview

Operating Revenues
For the first quarter, the total revenue was $62.9 million, down 1.1% year-over-year and down 4.9% on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same period last year, revenue would have been down by an additional $2.4 million.

▪Battery swapping service revenue for the first quarter was $36.6 million, up 6.2% year-over-year, and up 2.1% on a constant currency basis1. Total subscribers at the end of the first quarter were 670,000, up 4% from 644,000 subscribers at the end of the same period last year. The year-over-year increase in battery swapping service revenue was primarily driven by a larger subscriber base and consistently high retention. As our subscriber base grows, our subscription model continues to enhance network utilization and operating efficiency, reinforcing the long-term economics of our battery swapping platform.

▪Revenue from sales of hardware and others for the first quarter was $26.3 million, down 9.8% year-over-year, and down 13.2% on a constant currency basis1. The year-over-year decrease in revenue from sales of hardware and others was primarily driven by (i) a decrease in average selling price (“ASP”) due to a mix shift toward new entry-level models which launched in late 2025 featuring a lower price point and the slight decrease in sales of mid-to-high-end models compared to the prior-year period, (ii) a decrease in revenue from the sale of components and accessories to international customers, and (iii) a decrease in electric scooter sharing revenue due to a year-over-year decline in the number of rentals.

Gross Margin
For the first quarter, gross margin was 20.4%, up from 4.9% in the same period last year, while non-IFRS gross margin1 was 20.5%, up from 18.2% in the same period last year. The increase in gross margin was primarily driven by a combination of factors reflecting improved efficiency, quality, and overall performance: (i) an $8.3 million decrease in costs associated with battery upgrade initiatives due to the completion of our upgrade program at the end of prior year, (ii) lower excess capacity costs driven by higher production and sales volumes this quarter, and (iii) lower depreciation across our installed base of battery packs due to increased network efficiency, extended battery lifespan from upgrades, and other operational improvements. The increase was
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

partially offset by a decrease in ASP driven by an unfavorable product mix shift toward lower-margin products.

Over the past two years, we have undertaken a program to carry out one-time, voluntary upgrades on certain battery packs, which was completed in the fourth quarter of 2025. These upgrades provide multiple benefits — enabling a more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case) and solidifying the incremental lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to generate economic benefits in the long run, but they have reduced our gross margin in prior years.

Net Loss
For the first quarter, net loss was $7.9 million, representing a decrease of $10.7 million from a net loss of $18.6 million in the same period last year. The decrease in net loss was primarily driven by a $9.7 million increase in gross profit, mainly attributable to an $8.3 million decrease in costs associated with battery upgrade initiatives. In addition, operating expenses declined by $2.5 million, primarily due to lower general and administrative expenses at overseas entities reflecting organizational restructuring, as well as the timing of sales and marketing disbursements. The improvement was partially offset by an unfavorable $1.7 million change in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants, mainly due to the Gogoro stock price declining to a lesser extent compared with prior year.

Adjusted EBITDA
For the first quarter, adjusted EBITDA1 was $16.3 million, representing an increase of $2.0 million from $14.3 million in the same period last year. The increase was primarily due to a $0.6 million increase in non-IFRS gross profit (excluding depreciation and amortization), a $1.0 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization, and impairment charges) resulting from various cost-saving initiatives, and a net increase of $0.3 million in non-operating income and expenses.

Liquidity

In the first quarter, we generated operating cash inflows of $3.1 million, compared with cash outflows of $8.9 million in the same period last year. This improvement reflected cost reductions from ongoing organizational restructuring, improved operational efficiency, and stronger supply chain and inventory management supported by robust operational performance. As of March 31, 2026, we had a cash balance of $77.3 million. During the quarter, we secured a $16.7 million equity financing from our largest shareholder, Gold Sino, representing the initial investment under the NTD$2.5 billion (approximately $80 million) equity funding undertaking provided by a director of the Company. We believe these resources provide sufficient funding to support our near-term business growth objectives.

2026 Guidance

While we anticipate a gradual recovery in Taiwan’s two-wheeler market during 2026, we remain cautious given ongoing market softness. Accordingly, we expect revenue to recover modestly

                        Exhibit 99.1
from 2025 levels and to be in the range between $285 million and $305 million in 2026. We estimate that approximately 95% of full-year revenue will be generated from the Taiwan market. We remain focused on executing our long-term plan to improve profitability. We anticipate the Gogoro Network battery-swapping business will achieve non-IFRS profitability in 2026, with the hardware business continuing to target non-IFRS profitability in 2028.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on May 21, 2026, at 8:00 a.m. Eastern Time to discuss the Company’s first quarter 2026 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 800 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2026 Guidance," such as estimates regarding Gogoro's revenue in 2026, the percentage of revenue from the Taiwan market and non-IFRS profitability; Gogoro's future plans and growth strategy; statements regarding Gogoro achieving profitability, including in its energy basis; the amount of Gogoro's planned capital expenditures for the energy business in 2026; Gogoro's future product strategy; Gogoro's ability to work with shared mobility operators on broader deployment opportunities; the continued expansion and increasing coverage of the Gogoro Network ecosystem; Gogoro's ability to execute on its strategy; Gogoro's ability to expand its addressable market; Gogoro's ability to improve its profitability, unit economics and stronger financial performance; the future of Gogoro's new product cycles; the potential economic benefits related to upgrades on battery packs; Taiwan two-wheeler market; statements relating to the sufficiency of our cash; and statements by Gogoro's chief executive officer and chief financial officer. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to Gogoro incurring operating losses historically and expecting to incur significant expenses and continuing losses; Gogoro's declining cash position, dependence on a director associated with its largest shareholder to procure equity financing and ability to raise additional funds; future operating and financial results being subject to significant uncertainty; Gogoro not being able execute on its strategy; challenges associated with strategic collaborations or alliances; Gogoro's failure to execute its growth strategy or manage growth effectively; Gogoro's failure to develop new products or technologies; Gogoro's failure to manage its supply chain; delays in launching the production of Gogoro's products and features; Gogoro's exposure to fluctuations in currency exchange rates; Gogoro facing strong competition; changes to fuel economy standards or the success of alternative fuels; Gogoro's dependence on the rapid adoption of and demand for ePTWs and battery swapping services; rapid technological change in the ePTW market; the timely release of new products by Gogoro; Gogoro's ability to protect its technology and intellectual property; risks related to maintaining and expanding Gogoro's international operations; macroeconomic factors including inflation and consumer confidence; and risks related to the Taiwan scooter market. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2025, which was filed on March 31, 2026 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods and the years presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2026 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2026. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2026, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

                        Exhibit 99.1

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation and battery upgrade initiatives.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful for investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities and battery upgrade initiatives. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax (if any), depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities and battery upgrade initiatives. These amounts do not reflect the impact of any related tax effects.

Change in Fair Value of Financial Liabilities. These are non-cash mark-to-market adjustments associated with earnout shares, earn-in shares, and warrants associated with the de-SPAC in 2022. We exclude these items for purposes of calculating certain non-IFRS measures because these are driven primarily by changes in market valuation assumptions and the Company's share price rather than our underlying operating performance. We believe that this exclusion enhances the comparability of our period-to-period operating results with those of our peers.

Battery Upgrade Initiatives. As we performed certain voluntary upgrades to our battery packs, this charge represented the (i) derecognition expense on components removed from the battery pack, which we did not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We only upgraded battery packs in instances where the value created exceeds the cost of the upgrade. The program improves batteries' capacity and extends the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs were recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance and may not be indicative of our core business operating results. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends.

These non-IFRS financial measures exclude share-based compensation, interest expense, depreciation and amortization, change in fair value of financial liabilities and battery upgrade initiatives. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands of U.S. dollars)

	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$77,303	$70,574
Trade receivables	19,219	18,688
Inventories [2]	28,211	28,876
Other assets, current [3]	14,857	12,762
Total current assets	139,590	130,900

Property, plant and equipment [2]	401,274	419,965
Right-of-use assets	25,568	26,903
Investments accounted for using equity method	16,035	16,379
Other assets, non-current	7,376	7,422
Total assets	$589,843	$601,569

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$80,951	$83,361
Financial liabilities at fair value through profit or loss	212	264
Notes and trade payables	12,814	12,691
Contract liabilities, current	11,259	9,766
Lease liabilities, current	11,179	10,025
Financial liabilities at amortized cost, current [4]	25,000	10,000
Provisions, current	3,537	4,306
Other liabilities, current	30,837	41,524
Total current liabilities	175,789	171,937

Borrowings, non-current	272,792	277,596
Lease liabilities, non-current	14,823	17,283
Financial liabilities at amortized cost, non-current [4]	—	15,000
Provisions, non-current	1,053	951
Other liabilities, non-current	8,845	10,562
Total liabilities	473,302	493,329

Total equity	116,541	108,240
Total liabilities and equity	$589,843	$601,569

	March 31,	December 31,
	2026	2025
Inventories:
Raw materials	$15,638	$14,670
Semi-finished goods	1,813	1,545
Merchandise	10,760	12,661
Total inventories	$28,211	$28,876
2 Based on the deployment plan for the next 12 months, the Company classified $25.6 million and $20.0 million of undeployed battery packs and related battery cells in property, plant and equipment as of March 31, 2026 and December 31, 2025, respectively.
3 In March 2026, the Company and Castrol Holdings International Limited ("Castrol") each contributed $2.1 million to Castrol Gogoro Mobility Joint Stock Company ("CGM") pursuant to a shareholder loan agreement. Since the principal portion of the loan is convertible into equity of CGM when certain criteria are met, the Company classified the loan as financial assets at fair value through profit or loss in accordance with IFRS 9.
4 As of March 31, 2026, the $15.0 million put options previously classified under non-current financial liabilities at amortized cost was reclassified to current financial liabilities, as the Company does not have an unconditional right to defer settlement for at least 12 months after the reporting date.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended March 31,
	2026	2025
Operating revenues	$62,914	$63,621
Cost of revenues	50,090	60,515
Gross profit	12,824	3,106
Operating expenses:
Sales and marketing	6,866	7,378
General and administrative	5,068	6,663
Research and development	6,009	5,986
Other operating (income) expense	(226)	187
Total operating expenses	17,717	20,214
Loss from operations	(4,893)	(17,108)
Non-operating income and expenses:
Interest expense, net	(3,104)	(2,950)
Other income, net	1,047	1,158
Change in fair value of financial liabilities	52	1,783
Share of loss of investments accounted for using equity method	(986)	(1,445)
Total non-operating expense	(2,991)	(1,454)
Net loss	(7,884)	(18,562)
Other comprehensive loss:
Exchange differences on translation	(741)	(2,103)
Total comprehensive loss	$(8,625)	$(20,665)

Basic and diluted net loss per share [5]	$(0.50)	$(1.29)
Shares used in computing basic and diluted net loss per share [5]	15,892	14,387

	Three Months Ended March 31,
Operating revenues:	2026	2025
Sales of hardware and others	$26,306	$29,148
Battery swapping service	36,608	34,473
Total	$62,914	$63,621

	Three Months Ended March 31,
Share-based compensation:	2026	2025
Cost of revenues	$53	$103
Sales and marketing	47	170
General and administrative	32	489
Research and development	116	321
Total	$248	$1,083
5 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares. The shares used in computing basic and diluted net loss per share for the three months March 31, 2025 have been retrospectively adjusted in accordance with IAS 33 Earnings per Share.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2026	2025
Operating activities
Net loss	$(7,884)	$(18,562)
Adjustments for:
Depreciation and amortization	20,861	22,285
Recognition of inventory write-down	793	1,529
Impairment losses recognized (reversal) associated with facilities and receivables	250	(261)
Share of loss of investments accounted for using equity method	986	1,445
Change in fair value of financial liabilities	(52)	(1,783)
Interest expense, net	3,104	2,950
Share-based compensation	248	1,083
Loss on disposal of property and equipment and right-of-use assets, net	1,635	1,925
Recognition of provisions	113	318
Changes in operating assets and liabilities:
Trade receivables	(1,108)	(2,400)
Inventories	(2,993)	1,676
Other current assets	264	1,771
Notes and trade payables	123	(7,430)
Contract liabilities	738	(613)
Other liabilities	(10,827)	(9,400)
Provisions	(162)	(693)
Cash generated from (used in) operations	6,089	(6,160)
Interest expense paid, net	(2,994)	(2,734)
Net cash generated from (used in) operating activities	3,095	(8,894)
Investing activities
Payments for property, plant and equipment, net	(4,501)	(17,873)
Decrease (increase) in refundable deposits	95	(88)
Payments of intangible assets, net	(140)	(43)
Shareholder loan advanced to joint venture [6]	(2,100)	—
Decrease in other financial assets	24	2,695
Net cash used in investing activities	(6,622)	(15,309)
Financing activities
Proceeds from borrowings	22,664	12,164
Repayments of borrowings	(23,606)	(10,003)
Proceeds from issuance of shares [7]	16,695	—
Guarantee deposits (refund) received	(36)	26
Repayment of the principal portion of lease liabilities	(2,846)	(3,099)
Net cash generated from (used in) financing activities	12,871	(912)
Effect of exchange rate changes on cash and cash equivalents	(2,615)	1,246
Net increase (decrease) in cash and cash equivalents	6,729	(23,869)
Cash and cash equivalents at the beginning of the year	70,574	117,148
Cash and cash equivalents at the end of the period	$77,303	$93,279
6 In March 2026, the Company and Castrol each contributed $2.1 million to CGM pursuant to a shareholder loan agreement. Since the principal portion of the loan is convertible into equity of CGM when certain criteria are met, the Company classified the loan as financial assets at fair value through profit or loss in accordance with IFRS 9.
7 In March 2026, the Company issued 5,300,000 new ordinary shares to its largest shareholder, Gold Sino Assets Limited, for approximately $16.7 million.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2025	$29	$737,537	$(628,701)	$(625)	$108,240
Net loss for the three months ended March 31, 2026	—	—	(7,884)	—	(7,884)
Other comprehensive loss for the three months ended March 31, 2026	—	—	—	(741)	(741)
Changes in percentage of ownership interest in investments accounted for using equity method	—	(17)	—	—	(17)
Issuance of ordinary shares [7]	11	16,684	—	—	16,695
Share-based compensation	—	248	—	—	248
Balance as of March 31, 2026	$40	$754,452	$(636,585)	$(1,366)	$116,541

GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2026			2025	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$26,306	$(998)	$25,308	$29,148	(9.8)%	(13.2)%
Battery swapping service	36,608	(1,408)	35,200	34,473	6.2%	2.1%
Total	$62,914	$(2,406)	$60,508	$63,621	(1.1)%	(4.9)%

	Three Months Ended March 31,
	2026		2025
Gross profit and gross margin	$12,824	20.4%	$3,106	4.9%
Share-based compensation	53		103
Battery upgrade initiatives	—		8,347
Non-IFRS gross profit and gross margin	$12,877	20.5%	$11,556	18.2%

	Three Months Ended March 31,
	2026		2025
Net loss	$(7,884)		$(18,562)
Share-based compensation	248		1,083
Change in fair value of financial liabilities	(52)		(1,783)
Battery upgrade initiatives	—		8,347
Non-IFRS net loss	$(7,688)		$(10,915)

	Three Months Ended March 31,
	2026		2025
Net loss	$(7,884)		$(18,562)
Interest expense, net	3,104		2,950
Depreciation and amortization	20,861		22,285
EBITDA	16,081		6,673
Share-based compensation	248		1,083
Change in fair value of financial liabilities	(52)		(1,783)
Battery upgrade initiatives	—		8,347
Adjusted EBITDA	$16,277		$14,320